July 14, 2005

Room 4561

Claude Pellerin
President, Treasurer and Secretary
Cygni Systems Corporation
39 Woodstone Drive
Winnipeg, Manitoba, R2E 0M5
Canada

	Re:	Cygni Systems Corporation
		Preliminary Information Statement on Schedule 14C
		Filed July 14, 2005
		File No. 0-51213

Dear Mr. Pellerin:

	This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. No further review of the information statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required under the Securities Exchange Act of 1934 has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Reasons for Amendment of the Certificate of Incorporation, page 2

1. Please expand your filing to disclose all of the material terms of the Letter of Intent regarding the acquisition of XL Generation AG.
Additionally, disclose whether shareholder approval of the name change is a condition to completion of the acquisition and whether shareholders will be given an opportunity to vote on the acquisition as well as the name change.

*	*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      If you have any questions, please call Sara Kalin at (202)
551-
3454.  If you need further assistance, you may contact me at (202)
551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal
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Mr. Claude Pellerin
Cygni Systems Corporation
July 14, 2005
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